Exhibit 99.1

News Release

November 1, 2018

Turquoise Hill announces financial results and review of

operations for the third quarter of 2018

Turquoise Hill Resources today announced its financial results for the quarter ended September 30, 2018. All figures are in U.S. dollars unless otherwise stated.

“During the third quarter, we delivered strong operational results in the open-pit mine, continued to progress underground construction while achieving industry-leading safety performance,” said Ulf Quellmann, Chief Executive Officer. “The high quality of our mining assets, as well as the strength of our management team, were instrumental in our ability to successfully deliver such results. We are focused on demonstrating the value of Turquoise Hill to our shareholders and the broader market.

“In our open-pit mine, we generated increases of nearly 150% in gold production and nearly 7% in copper production resulting in lower unit production costs compared with the third quarter of 2017. The higher volumes, which offset the impact of lower copper and gold prices, allowed us to maintain stable revenue in the third quarter of 2018 compared with a year earlier.

“Underground, we continued to move forward with the construction of critical infrastructure to transform Oyu Tolgoi into a true Tier One asset with the potential to operate for approximately 100 years. Underground development will deliver one of the largest copper mines globally, with cash costs at the bottom of the cost curve.”

HIGHLIGHTS

●	Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.19 per 200,000 hours worked for the nine months ended September 30, 2018.

●	Copper production of 39,400 tonnes during Q3’18 increased 6.8% versus Q3’17 as higher grades and recoveries were partially offset by lower throughput.

●	Gold production of 77,000 ounces during Q3’18 increased 148.4% over Q3’17 due to higher grades and recoveries.

●	Mill throughput in Q3’18 decreased 9.1% over Q3’17 due to increased processing of harder Phase 4 ore as well as a planned maintenance shutdown during the quarter.

●	Revenue of $246.5 million in Q3’18 maintained at Q3’17 levels by virtue of higher gold sales volumes offsetting lower copper and gold prices.

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For Q3’18, Oyu Tolgoi’s cost of sales was generally lower than in Q3’17 at $2.28 per pound of copper sold (down 6.2% from $2.43: Q3’17), C1 cash costs of $1.65 per pound of copper produced (down 9.8% from $1.83: Q3’17) and all-in sustaining costs of $2.29 per pound of copper produced (down 17.0% from $2.76: Q3’17)[1].

[1]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

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Total operating cash costs[2] of $196.4 million in Q3’18 increased 21.3% over Q3’17 mainly due to increased open-pit and concentrator costs resulting from higher maintenance costs, higher input costs as well as lower capitalization of production phase stripping costs.

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Turquoise Hill has updated its guidance for 2018 operating cash costs[2] from approximately $700 million to approximately $800 million due to higher freight and royalty costs associated with increased sales revenue, a reduction to deferred stripping costs capitalized as well as higher input prices, maintenance and power study costs.

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Turquoise Hill has also updated its guidance for 2018 open-pit capital expenditure from approximately $150 million to approximately $120 million due to lower capitalized deferred stripping and deferral of projects from 2018 into 2019.

●	During Q3’18, underground lateral development progressed 3.0 equivalent kilometres for a cumulative total of 15.7 equivalent kilometres since project restart.

●	Pre-sinking activities for Shafts 3 and 4 progressed during Q3’18, including a box cut, and sinking for both shafts is expected to commence mid-2019.

●	Underground expansion capital for the nine months ended September 30, 2018 was $866.5 million, resulting in total project spend since January 1, 2016 of $1.9 billion.

FINANCIAL RESULTS

Income in Q3’18 was $15.2 million compared with $47.7 million in Q3’17. The decrease is primarily due to $86.0 million of additional deferred tax assets recognized in Q3’17 compared to Q3’18, partially offset by a reduction to finance costs in Q3’18 compared to Q3’17, due to increased amounts capitalized to property, plant and equipment. Cash generated from operating activities in Q3’18 was $76.2 million compared to $109.1 million in Q3’17. This decrease was due primarily to the impact of higher vendor payments in Q3’18 compared to Q3’17 as a result of higher operating cash costs incurred in Q2’18 compared to Q2’17. Capital expenditure on property, plant and equipment was $328.8 million on a cash basis in Q3’18 compared with $234.0 million in Q3’17, attributed principally to underground ($304.8 million) with the remainder related to open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at September 30, 2018 were approximately $1.5 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2018 with harder ore is now expected to be 38 million to 39 million tonnes compared to previous expectations of approximately 40 million tonnes.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

[2]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

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Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak metal production in 20253. Copper and gold production is expected to increase by more than 340% and 150% respectively between 2018 and 20253. Average copper and gold production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper and over 450,000 ounces of gold per year.

At the end of Q3’18, Oyu Tolgoi had a total workforce, including underground project construction, of more than 17,000, of which 92% were Mongolian.

Underground development progress

The main focus of 2018 continues to be underground lateral development, the fit out of Shaft 2, support infrastructure and the convey-to-surface decline.

During Q3’18, Oyu Tolgoi continued to maintain strong crew productivity and underground development with three equivalent kilometres of development completed. Until the completion of Shaft 2, Oyu Tolgoi is expected to experience similar, but not increased, development rates as seen in Q3’18. At the end 2018, underground development is expected to have completed approximately 11 kilometres of equivalent development through a mixture of mass excavation and lateral development. Turquoise Hill has revised its expected advancement of underground development for 2018 to approximately 9.0 kilometres of lateral development from approximately 10 kilometres resulting from a corresponding increase in mass excavation. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.3	17.9
Total	15.7	12.8	72.7

Pre-sinking activities for Shafts 3 and 4 progressed during Q3’18, including a box cut, and sinking for both shafts is expected to commence mid-2019. Shaft 2 completed sinking in January 2018 and was followed by the completion of stripping in Q3’18 and the start of the fit-out process in the same quarter. During Q3’18, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft’s jaw crusher was completed. Shaft 2 capabilities, along with increased development, are critical path items to the start of production ramp-up. The following table outlines the status of shafts for underground development as of September 30, 2018.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Q1’18	Q1’18	Expected 2021	Expected 2021
Remaining	Complete	Complete	Complete	Not started	Not started

During Q3’18, development of the convey-to-surface decline also continued to progress with the permanent ventilation facility being commissioned and becoming operational. The convey-to-surface system enables production ramp up beyond the Shaft 2, 30,000 tonnes per day capacity to the full 95,000 tonne per day underground production from the mine.

3 Based on 2016 Oyu Tolgoi Technical Report assumptions. Ranking based on analysis by Wood Mackenzie metal forecast based on 2018 guidance. Subject to change based on review of second Oyu Tolgoi annual schedule and cost re-forecast outcomes.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Oyu Tolgoi spent $304.8 million on underground expansion during Q3’18. Total underground project spend from January 1, 2016 to September 30, 2018 was approximately $1.9 billion. In addition, Oyu Tolgoi had further capital commitments4 of $1.2 billion as of September 30, 2018. At the end of Q3’18, the underground project had committed almost 81% of direct project contracts and procurement packages, of which 75% were to Mongolian companies. Since the restart of project development, Oyu Tolgoi has committed over $2.1 billion to Mongolian vendors and contractors.

Rio Tinto, in its role as manager of Oyu Tolgoi, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, construction completion schedule remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report. Additionally, several key facilities have been completed, including Shaft 5, various underground infrastructure and a new camp to house 5,500 workers.

Despite significant progress in the development of the project, Rio Tinto has notified Turquoise Hill, based on preliminary results, of a delay to achievement of sustainable first production which is now expected to occur by the end of Q3‘21 instead of Q1’21. This is a result of certain delays including, but not limited to, the completion of Shaft 2, which includes over four months of schedule contingency, and challenging ground conditions. First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.

Shaft 2 production capability is a key enabler of increased underground development as well as further construction of critical underground infrastructure, such as Primary Crusher One and the material handling systems, that support the start of production ramp-up. While the full effect of some critical path impacts, including the Shaft 2 delay, has been partly mitigated, the net effect is sustainable first production has been forecast by Rio Tinto to be delayed by up to nine months, and is now anticipated to occur in late Q3’21.

Turquoise Hill has commenced its own review, with the assistance of the Company’s independent Qualified Person, of the cost and schedule re-forecast and its impact on the project’s critical path as a result of the anticipated delay in sustainable first production. The Company will assess the impact of this delay including, among other things, to the Company’s cash flows and liquidity during the affected period, any potential increase in funding requirements and the timing of such funding requirements, as well as investigate potential mitigation options relating to cash flow and longer-term project funding. Turquoise Hill will update the market at the conclusion of that process.

Rio Tinto and Turquoise Hill will also commence a definitive estimate review in Q4’18. The definitive estimate review is projected to conclude in early Q3’19 and will provide the next cost and schedule review of the project.

Q3’18 open-pit operations performance

Safety performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.19 per 200,000 hours worked for the nine months ended September 30, 2018.

4 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Key financial metrics for Q3’18 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	9 months 2018	9 months 2017	Full Year 2017

Revenue	246.9	251.7	245.6	341.7	246.5	833.9	688.1	939.8

Revenue by metals in concentrates

Copper	209.2	216.1	202.1	273.7	180.4	656.1	579.5	795.6

Gold	34.2	32.5	40.3	64.1	63.3	167.6	98.3	130.8

Silver	3.5	3.2	3.2	4.0	2.9	10.1	10.3	13.4

Cost of sales	197.8	182.7	168.9	239.6	181.0	589.5	581.0	763.8

Production and delivery costs	123.4	106.6	114.6	174.2	135.9	424.6	361.8	468.4

Depreciation and depletion	77.4	73.4	55.6	64.1	45.2	164.9	230.7	304.1

Capital expenditure on cash basis	234.0	330.4	285.7	318.0	328.8	932.6	587.1	917.5

Underground	205.6	309.0	270.5	291.2	304.8	866.5	526.7	835.7

Open pit(2)	28.4	21.4	15.2	26.8	24.0	66.0	60.4	81.8

Royalties	14.5	15.8	14.9	20.3	15.5	50.7	41.4	57.1

Operating cash costs(3)	161.9	217.7	176.6	201.7	196.4	574.8	494.0	711.6

Unit costs ($)

Cost of sales (per pound of copper sold)	2.43	2.32	2.23	2.36	2.28	2.30	2.32	2.32

C1 (per pound of copper produced)(3)	1.83	2.05	1.76	1.72	1.65	1.71	1.87	1.92

All-in sustaining (per pound of copper produced)(3)	2.76	2.40	2.07	2.42	2.29	2.26	2.39	2.39

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES of this press release for further information.

Revenue of $246.5 million in Q3’18 was consistent with $246.9 million in Q3’17 as higher gold sales volumes in Q3’18 were offset by lower copper and gold prices.

Cost of sales for Q3’18 was $181.0 million compared to $197.8 million in Q3’17 primarily reflecting decreased cost of sales per pound of copper sold due to higher average mill head grades and recoveries in Q3’18 compared to Q3’17.

Capital expenditure on a cash basis for Q3’18 was $328.8 million compared to $234.0 million in Q3’17, comprising amounts attributed to the underground project and open-pit activities of $304.8 million and $24.0 million respectively.

Total operating cash costs5 at Oyu Tolgoi was $196.4 million in Q3’18 compared to $161.9 million in Q3’17. This was mainly due to increased open-pit and concentrator costs resulting from higher maintenance costs and higher input costs such as fuel and tires, in addition to lower capitalization of production phase stripping costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.28 per pound of copper sold in Q3’18 compared with $2.43 per pound of copper sold in Q3’17, reflecting higher average mill head grades and recoveries in Q3’18 compared to Q3’17.

Oyu Tolgoi’s C1 cash costs5 in Q3’18 were $1.65 per pound of copper produced, a decrease from $1.83 per pound of copper produced in Q3’17, due primarily to higher gold sales.

All-in sustaining costs5 in Q3’18 were $2.29 per pound of copper produced, compared with $2.76 per pound of copper produced in Q3’17, mainly due to the impact of higher gold sales and a larger write down to ore stockpile and inventory in Q3’17 compared to Q3’18.

5 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Key operational metrics for Q3’18 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	9 months 2018	9 months 2017	Full Year 2017

Open pit material mined (‘000 tonnes)	27,466	28,929	23,131	22,792	22,523	68,446	76,992	105,921

Ore treated (‘000 tonnes)	10,615	10,838	9,561	10,164	9,652	29,377	30,339	41,177

Average mill head grades:

Copper (%)	0.48	0.53	0.51	0.48	0.51	0.50	0.50	0.51

Gold (g/t)	0.18	0.20	0.25	0.26	0.38	0.29	0.16	0.17

Silver (g/t)	1.34	1.54	1.32	1.17	1.19	1.22	1.34	1.39

Concentrates produced (‘000 tonnes)	170.0	205.4	177.3	178.8	179.8	535.9	517.0	722.5

Average concentrate grade (% Cu)	21.7	22.0	21.9	22.0	21.9	21.9	21.7	21.8

Production of metals in concentrates:

Copper (‘000 tonnes)	36.9	45.3	38.8	39.4	39.4	117.6	112.1	157.4

Gold (‘000 ounces)	31	35	42	50	77	169	80	114

Silver (‘000 ounces)	239	285	221	225	230	676	689	974

Concentrates sold (‘000 tonnes)	176.6	175.5	163.1	220.0	171.9	555.0	548.8	724.3

Sales of metals in concentrates:

Copper (‘000 tonnes)	36.9	35.7	34.3	46.1	36.0	116.4	113.6	149.3

Gold (‘000 ounces)	29	27	31	51	55	137	84	111

Silver (‘000 ounces)	229	205	206	250	201	657	656	860

Metal recovery (%)

Copper	73.5	78.0	79.5	79.7	80.9	80.1	74.3	75.4

Gold	51.2	50.5	55.0	59.8	64.7	61.2	49.4	49.7

Silver	52.8	53.0	54.6	58.4	62.8	58.4	51.8	52.9

Mill throughput in Q3’18 decreased 9.1% over Q3’17 due to increased processing of harder Phase 4 ore as well as a planned maintenance shutdown during the quarter. Copper production increased 6.8% over Q3’17 as higher grades and recoveries were partially offset by lower throughput. Gold production increased 148.4% over Q3’17 due to higher grades and recoveries. Third quarter sales volumes were generally lower than Q3’17 due to the impact of torrential rain in July and August, which consequently affected Chinese road and rail availability.

Operational outlook

Turquoise Hill has updated Oyu Tolgoi’s expected copper production for 2018 from between 125,000 and 155,000 tonnes of copper to between 140,000 and 155,000 tonnes of copper in concentrates. The Company continues to expect production of gold in concentrates from between 240,000 and 280,000 ounces for 2018.

Turquoise Hill has updated its guidance for 2018 operating cash costs from approximately $700 million to approximately $800 million. Nearly half of this increase is due to higher freight and royalty costs associated with increased sales revenue and a reduction in the amount of costs capitalized as deferred stripping resulting from a decrease in the proportion of waste removed as mining resources prioritized movement of ore during the year. Other contributors include higher input prices for key items such as fuel and power, higher maintenance costs resulting from major shut-downs not originally planned for 2018, and an increase in power study costs.

The Company has also updated its guidance for open-pit capital expenditure for 2018 from approximately $150 million to approximately $120 million. The decrease is due primarily to lower capitalized deferred stripping costs resulting from a decrease in the proportion of waste removed as mining resources prioritized movement of ore during the year and a deferral of specific sustaining capital projects from 2018 into 2019.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of September 30, 2018, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $4.7 billion, including accrued interest of $0.6 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of September 30, 2018, the cumulative amount of such funding was $1.0 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.5 billion.

As part of its review of the second schedule and cost re-forecast, Turquoise Hill is assessing the impact of delay on, amongst other things, the Company’s cash flows and liquidity during the impacted period and is investigating any potential mitigation options. Turquoise Hill has at its disposal substantial current funding options, including cash generated from operating activities and the remaining net proceeds from project finance, which are currently held on deposit with Rio Tinto. While still subject to finalization of the review, it may be determined for Oyu Tolgoi to undertake to secure supplemental senior debt or other permitted debt to continue to progress its underground activities, the exact timing and quantum of which is still under consideration as part of the on-going review. Finally, Turquoise Hill may determine to meet funding requirements through use of its cash and cash equivalents.

Oyu Tolgoi power supply

Per the Investment Agreement, Oyu Tolgoi has been exploring two domestic power options – a power plant built and operated by Oyu Tolgoi at the mine site or an independent power producer located at the Tavan Tolgoi coal field.

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia (Government) on establishing a permanent domestic power source.

On February 15, 2018, Oyu Tolgoi received notification that the Government had cancelled the PSCA, which was signed in August 2014. The Government’s cancellation, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the Investment Agreement. Oyu Tolgoi, Turquoise Hill and Rio Tinto are committed to fulfilling all requirements under the Investment Agreement and are continuing to evaluate all viable power options.

Subject to further agreement between the Government and Oyu Tolgoi, an Oyu Tolgoi-based power plant continues to be progressed, as it remains the most feasible option that could deliver a domestic source of power within the shortest timeframe. As part of its efforts to progress this option, Oyu Tolgoi LLC has entered into agreements with three Chinese EPC contractors – China Machinery Engineering Corporation, Harbin Electric International Company Limited and Power Construction Corporation of China – as part of a competitive tender process. Each contractor has been requested to submit a bid for engineering, design and construction of a power station for Oyu Tolgoi LLC in Mongolia. The agreement entered into with each bidder provides that, where a bidder submits a conforming bid and it is not accepted by Oyu Tolgoi LLC, Oyu Tolgoi will pay $500,000 to that bidder to offset the costs of preparing that bid and the early engineering and design work packs. Bids are expected in Q4’18 and there may potentially be a requirement for Oyu Tolgoi to order some long-lead items before the end of 2018 to meet the 2022 Investment Agreement deadline.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A Tavan Tolgoi-based power plant also remains as an important alternative option. Further study of this option is underway.

Overall, both alternatives continue to be studied and progressed, and negotiations with Government continue. A final decision on the outcome, cost and financing of a domestic power supply has not yet been concluded.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (the MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $5.0 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill is of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were due to report to Parliament before the end of spring session in late June; however, this has been delayed. Any reporting is now expected to be in the autumn parliamentary session, which started on October 1, 2018.

Anti-Corruption Authority information requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Oyu Tolgoi Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Mongolian Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

CORPORATE ACTIVITIES

Management change

On July 30, 2018, the Company announced the appointment of Ulf Quellmann as Turquoise Hill Chief Executive Officer effective August 1, 2018. The appointment of Mr. Quellmann follows the retirement of Jeff Tygesen.

Board appointment

On September 7, 2018, Turquoise Hill announced the appointment of Alan Chirgwin to the Company’s Board of Directors effective September 6, 2018.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cost of sales	181,027	197,774	589,518	581,010
Cost of sales: $/lb of copper sold	2.28	2.43	2.30	2.32
Depreciation and depletion	(45,175)	(77,355)	(164,871)	(230,653)
Provision against carrying value of copper-gold concentrate	-	2,967	-	11,429
Change in inventory	(2,106)	(16,579)	(16,927)	(30,144)
Other operating expenses	62,590	74,465	148,954	150,760
Less:
- Inventory (write-down) reversal	(7,701)	(25,040)	(2,400)	(4,978)
- Depreciation	(231)	(797)	(1,489)	(2,656)
Management services payment to Turquoise Hill	8,034	6,508	22,020	19,206

Operating cash costs	196,438	161,943	574,805	493,974
Operating cash costs: $/lb of copper produced	2.26	1.99	2.22	2.00
Adjustments to operating cash costs(1)	13,092	24,948	46,166	77,052
Less: Gold and silver revenues	(66,042)	(37,742)	(177,709)	(108,603)

C1 costs ($’000)	143,488	149,149	443,262	462,423

C1 costs: $/lb of copper produced	1.65	1.83	1.71	1.87

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	5,818	4,099	18,083	14,253
Asset retirement expense	1,654	1,771	5,056	4,914
Royalty expenses	15,504	14,532	50,678	41,428
Ore stockpile and stores write-down (reversal)	7,701	25,040	2,400	4,978
Other expenses	789	1,554	962	2,782
Sustaining cash capital including deferred stripping	24,083	28,331	66,242	60,342

All-in sustaining costs ($’000)	199,037	224,476	586,683	591,120

All-in sustaining costs: $/lb of copper produced	2.29	2.76	2.26	2.39

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	September 30, 2018	December 31, 2017

Inventories (current)	$245,458	$274,142

Trade and other receivables	43,942	29,089

Trade and other payables:

- trade payables and accrued liabilities	(386,050)	(360,697)

- payable to related parties	(42,668)	(52,308)

Consolidated working capital	$(139,318)	$(109,774)

Contractual obligations

Section 9 of the Company’s Management Discussion & Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2018 (MD&A) discloses contractual obligations in relation to the Company’s lease,

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in the MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at September 30, 2018 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Operating leases	Finance leases	Decommissioning obligations

Commitments (MD&A)	$1,302,436	$534,628	$29,045	$12,175	$268,409
Cancellable obligations	(1,055,596)	(167,795)	-	-	-
(net of exit costs)
Accrued capital expenditure	(195,379)	-	-	-	-
Discounting and other adjustments	-	-	-	-	(140,046)
Financial statement amount	$51,461	$366,833	$29,045	$12,175	$128,363

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this press release in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Sep-30 2018	Jun-30 2018	Mar-31 2018	Dec-31 2017

Revenue	$246.5	$341.7	$245.6	$251.7

Income for the period	$15.2	$204.4	$79.7	$33.9

Income attributable to owners of Turquoise Hill	$53.2	$171.3	$85.7	$51.1

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.09	$0.04	$0.03

	Quarter Ended
	Sep-30 2017	Jun-30 2017	Mar-31 2017	Dec-31 2016

Revenue	$246.9	$203.7	$237.5	$224.6

Income (loss) for the period	$47.7	$(0.4)	$29.7	$86.8

Income attributable to owners of Turquoise Hill	$65.3	$23.8	$41.0	$93.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.01	$0.02	$0.05

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

KEY STATISTICS1

	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	9 months 2018	9 months 2017	Full Year 2017

Operating results

Open pit material mined (‘000 tonnes)	27,466	28,929	23,131	22,792	22,523	68,446	76,992	105,921

Ore treated (‘000 tonnes)	10,615	10,838	9,561	10,164	9,652	29,377	30,339	41,177

Average mill head grades:

Copper (%)	0.48	0.53	0.51	0.48	0.51	0.50	0.50	0.51

Gold (g/t)	0.18	0.20	0.25	0.26	0.38	0.29	0.16	0.17

Silver (g/t)	1.34	1.54	1.32	1.17	1.19	1.22	1.34	1.39

Concentrates produced (‘000 tonnes)	170.0	205.4	177.3	178.8	179.8	535.9	517.0	722.5

Average concentrate grade (% Cu)	21.7	22.0	21.9	22.0	21.9	21.9	21.7	21.8

Production of metals in concentrates:

Copper (‘000 tonnes)	36.9	45.3	38.8	39.4	39.4	117.6	112.1	157.4

Gold (‘000 ounces)	31	35	42	50	77	169	80	114

Silver (‘000 ounces)	239	285	221	225	230	676	689	974

Concentrates sold (‘000 tonnes)	176.6	175.5	163.1	220.0	171.9	555.0	548.8	724.3

Sales of metals in concentrates:

Copper (‘000 tonnes)	36.9	35.7	34.3	46.1	36.0	116.4	113.6	149.3

Gold (‘000 ounces)	29	27	31	51	55	137	84	111

Silver (‘000 ounces)	229	205	206	250	201	657	656	860

Metal recovery (%)

Copper	73.5	78.0	79.5	79.7	80.9	80.1	74.3	75.4

Gold	51.2	50.5	55.0	59.8	64.7	61.2	49.4	49.7

Silver	52.8	53.0	54.6	58.4	62.8	58.4	51.8	52.9

Financial results ($ in millions, unless otherwise noted)

Revenue	246.9	251.7	245.6	341.7	246.5	833.9	688.1	939.8

Revenue by metals in concentrates

Copper	209.2	216.1	202.1	273.7	180.4	656.1	579.5	795.6

Gold	34.2	32.5	40.3	64.1	63.3	167.6	98.3	130.8

Silver	3.5	3.2	3.2	4.0	2.9	10.1	10.3	13.4

Operating cash flow	94.7	91.1	14.7	149.6	52.5	216.9	234.7	325.8

Cost of sales	197.8	182.7	168.9	239.6	181.0	589.5	581.0	763.8

Production and delivery costs	123.4	106.6	114.6	174.2	135.9	424.6	361.8	468.4

Depreciation and depletion	77.4	73.4	55.6	64.1	45.2	164.9	230.7	304.1

Capital expenditure on cash basis	234.0	330.4	285.7	318.0	328.8	932.6	587.1	917.5

Underground	205.6	309.0	270.5	291.2	304.8	866.5	526.7	835.7

Open pit (2)	28.4	21.4	15.2	26.8	24.0	66.0	60.4	81.8

Royalties	14.5	15.8	14.9	20.3	15.5	50.7	41.4	57.1

Operating cash costs(3)	161.9	217.7	176.6	201.7	196.4	574.8	494.0	711.6

Unit costs ($)

Cost of sales (per pound of copper sold)	2.43	2.32	2.23	2.36	2.28	2.30	2.32	2.32

C1 (per pound of copper produced) (3)	1.83	2.05	1.76	1.72	1.65	1.71	1.87	1.92

All-in sustaining (per pound of copper produced) (3)	2.76	2.40	2.07	2.42	2.29	2.26	2.39	2.39

Financial position

Cash and cash equivalents ($’000,000)	1,485.5	1,444.8	1,498.4	1,463.3	1,520.6			1,444.8

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017	2018	2017
Revenue	4	$246,536	$246,944	$833,871	$688,078
Cost of sales	5	(181,027)	(197,774)	(589,518)	(581,010)

Gross margin		65,509	49,170	244,353	107,068

Operating expenses	6	(62,590)	(74,465)	(148,954)	(150,760)
Corporate administration expenses		(5,818)	(4,099)	(18,083)	(14,253)
Other income		4,428	4,013	4,762	5,327

Income (loss) before finance items and taxes		1,529	(25,381)	82,078	(52,618)

Finance items
Finance income	7	38,644	39,074	118,934	118,458
Finance costs	7	(9,509)	(37,072)	(50,311)	(122,075)

		29,135	2,002	68,623	(3,617)

Income (loss) from operations before taxes		$30,664	$(23,379)	$150,701	$(56,235)

Income and other taxes		(15,510)	71,061	148,603	133,238

Income for the period		$15,154	$47,682	$299,304	$77,003

Attributable to owners of Turquoise Hill Resources Ltd.		53,169	65,345	310,156	130,159
Attributable to owner of non-controlling interest		(38,015)	(17,663)	(10,852)	(53,156)

Income for the period		$15,154	$47,682	$299,304	$77,003

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	18	$0.03	$0.03	$0.15	$0.06

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Income for the period	$15,154	$47,682	$299,304	$77,003

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(1,111)	983	(3,409)	1,822

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	-	-	(39)
Other comprehensive income (loss) for the period (a)	$(1,111)	$983	$(3,409)	$1,783

Total comprehensive income for the period	$14,043	$48,665	$295,895	$78,786

Attributable to owners of Turquoise Hill	52,058	66,328	306,747	131,942
Attributable to owner of non-controlling interest	(38,015)	(17,663)	(10,852)	(53,156)
Total comprehensive income for the period	$14,043	$48,665	$295,895	$78,786

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017	2018	2017
Cash generated from operating activities before interest and tax	17	$52,548	$94,715	$216,875	$234,659

Interest received		24,196	15,982	64,164	42,656
Interest paid		(77)	(494)	(130,884)	(120,311)
Income and other taxes paid		(509)	(1,145)	(6,211)	(5,623)
Net cash generated from operating activities		$76,158	$109,058	$143,944	$151,381

Cash flows from investing activities
Receivable from related party: amounts withdrawn	19	310,000	230,000	860,000	500,000
Expenditures on property, plant and equipment		(328,845)	(234,029)	(932,609)	(587,071)
Proceeds from sale and redemption of financial assets		-	984	-	1,047
Other investing cash flows		-	-	616	173
Cash used in investing activities		$(18,845)	$(3,045)	$(71,993)	$(85,851)

Cash flows from financing activities
Net proceeds from project finance facility		-	1,118	4,158	4,200
Payment of project finance fees		-	(384)	(192)	(2,294)
Cash generated from financing activities		$-	$734	$3,966	$1,906

Effects of exchange rates on cash and cash equivalents		35	235	(78)	301
Net increase in cash and cash equivalents		$57,348	$106,982	$75,839	$67,737

Cash and cash equivalents - beginning of period		$1,463,274	$1,378,509	$1,444,783	$1,417,754
Cash and cash equivalents - end of period		1,520,622	1,485,491	1,520,622	1,485,491
Cash and cash equivalents as presented on the balance sheets		$1,520,622	$1,485,491	$1,520,622	$1,485,491

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

		September 30,	December 31,
	Note	2018	2017
Current assets
Cash and cash equivalents	8	$1,520,622	$1,444,783
Inventories	9	245,458	274,142
Trade and other receivables		43,942	29,089
Prepaid expenses and other assets		33,893	49,552
Receivable from related party	10	1,067,500	1,367,586
		2,911,415	3,165,152
Non-current assets
Property, plant and equipment	11	8,404,514	7,346,972
Inventories	9	22,263	43,379
Deferred income tax assets	14	643,290	473,742
Receivable from related party and other financial assets	10	1,241,322	1,804,074
		10,311,389	9,668,167
Total assets		$13,222,804	$12,833,319

Current liabilities
Trade and other payables	12	$500,669	$435,869
Deferred revenue		63,037	67,598
		563,706	503,467
Non-current liabilities
Borrowings and other financial liabilities	13	4,174,489	4,159,119
Deferred income tax liabilities	14	41,100	25,788
Decommissioning obligations	15	128,363	125,721
		4,343,952	4,310,628
Total liabilities		$4,907,658	$4,814,095

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,129	1,558,102
Accumulated other comprehensive income		310	3,719
Deficit		(3,771,352)	(4,081,508)
Equity attributable to owners of Turquoise Hill		9,219,209	8,912,435
Attributable to non-controlling interest	16	(904,063)	(893,211)
Total equity		$8,315,146	$8,019,224

Total liabilities and equity		$13,222,804	$12,833,319

Commitments and contingencies (Note 20)

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	310,156	310,156	(10,852)	299,304
Other comprehensive loss for the period	-	-	(3,409)	-	(3,409)	-	(3,409)
Employee share plans	-	27	-	-	27	-	27
Closing balance	$11,432,122	$1,558,129	$310	$(3,771,352)	$9,219,209	$(904,063)	$8,315,146

Nine Months Ended September 30, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the period	-	-	-	130,159	130,159	(53,156)	77,003
Other comprehensive income for the period	-	-	1,783	-	1,783	-	1,783
Employee share plans	-	84	-	-	84	-	84
Closing balance	$11,432,122	$1,557,997	$1,381	$(4,132,596)	$8,858,904	$(876,048)	$7,982,856

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill Resources (TRQ: NYSE, NASDAQ & TSX) is expanding its 66%-owned Oyu Tolgoi mining operation in Mongolia from an open pit into one of the world’s largest new copper-gold underground producers. Oyu Tolgoi, which commenced production in 2013, has the potential to operate for approximately 100 years.

Cautionary Statement

The potential to operate for approximately 100 years is based on a preliminary economic assessment (Alternative Production Case) that is preliminary in nature, and that includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Alternative Production Case will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For more information about the Alternative Production Case, readers are referred to the 2016 Oyu Tolgoi Technical Report.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, liquidity, funding requirements and planning, statements regarding timing and status of underground development, capital and operating cost estimates, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2018 in respect of the year ended December 31, 2017 (the “AIF”), as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2018 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com